 Exhibit 99.7

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS OF

EASTMAIN RESOURCES INC.

FOR THE THREE AND NINE MONTHS ENDED

JULY 31, 2020

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of Eastmain Resources Inc. (the "Company") have been prepared by, and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Eastmain Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	As at	As at
	July 31,	October 31,
	2020	2019

ASSETS

Current assets
Cash and cash equivalents (note 3)	$3,497,175	$3,086,173
Prepaid and sundry receivables (note 5)	183,164	339,035
Total current assets	3,680,339	3,425,208

Non-current assets
Marketable securities (note 4)	999,381	457,043
Property and equipment (note 6)	21,868	19,600
Rights-of-use asset (note 7)	285,002	-
Exploration and evaluation (note 8)	68,526,772	68,120,719
Total non-current assets	69,833,023	68,597,362
Total assets	$73,513,362	$72,022,570

LIABILITIES AND EQUITY

Current liabilities
Amounts payable and accrued liabilities (notes 9 and 15)	$798,667	$1,096,891
Advances received for exploration work	350,012	726,430
Current portion of lease liability (note 10)	56,926	-
Flow-through share premium liability (note 11)	731,143	503,495
Total current liabilities	1,936,748	2,326,816

Non-current liabilities
Lease liability (note 10)	250,437	-
Deferred income taxes	1,795,069	2,321,696
Total non-current liabilities	2,045,506	2,321,696
Total liabilities	3,982,254	4,648,512

Equity
Share capital (note 12(a))	108,256,140	105,742,941
Warrants (note 13)	303,000	442,000
Contributed surplus	13,655,248	13,520,587
Deficit	(52,683,280)	(52,331,470)
Total equity	69,531,108	67,374,058
Total liabilities and equity	$73,513,362	$72,022,570

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Nature of operations and going concern (note 1)
Arrangement agreement (note 16)

Eastmain Resources Inc.
Condensed Interim Consolidated Statements of Income(Loss) and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Nine months ended
	July 31,		July 31,
Operating expenses	2020	2019	2020	2019
Depreciation (notes 6 and 7)	$21,059	$2,100	$62,588	$6,300
Director fees	38,628	58,293	137,155	164,013
General and office	130,211	199,706	329,774	450,283
Impairment of exploration and evaluation assets (note 8)	140,612	31,965	190,208	102,778
Marketing and investor relations	7,663	26,126	79,262	249,680
Professional fees	43,563	91,062	268,942	205,513
Rent	-	29,980	-	67,855
Salaries	158,269	248,088	477,890	986,582
Share-based compensation	19,581	63,014	282,903	334,707
Travel expenses	1,099	2,958	56,599	34,874
Operating loss before the following	(560,685)	(753,292)	(1,885,321)	(2,602,585)
Interest and other income	9,484	12,912	20,124	54,747
Realized gain on marketable securities	-	-	9,490	-
Unrealized gain (loss) on marketable securities	520,547	(13,622)	486,738	31,187
Premium on flow-through shares (note 11)	210,769	543,349	308,385	987,348
Non-cash interest expense, lease liability (note 10)	(16,185)	-	(52,853)	-
Income (loss) before income taxes	163,930	(210,653)	(1,113,437)	(1,529,303)
Deferred income tax recovery (expense)	217,695	(470,738)	526,627	301,112
Income (loss) and comprehensive income (loss) for the period	$381,625	$(681,391)	$(586,810)	$(1,228,191)
Basic income (loss) per share (note 14)	$0.00	$(0.00)	$(0.00)	$(0.01)
Diluted income (loss) per share (note 14)	$0.00	$(0.00)	$(0.00)	$(0.01)
Weighted average number of common shares outstanding - basic	290,623,095	240,700,174	277,842,647	228,496,781
Weighted average number of common shares outstanding - diluted	300,479,162	240,700,174	277,842,647	228,496,781

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Eastmain Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

Nine months ended July 31,	2020	2019

Operating activities:
Comprehensive net loss for the period	$(586,810)	$(1,228,191)
Adjustments for:
Depreciation	62,588	6,300
Impairment of exploration and evaluation assets	190,208	102,778
Realized gain on marketable securities	(9,490)	-
Unrealized gain on marketable securities	(486,738)	(31,187)
Premium on flow-through shares	(308,385)	(987,348)
Non-cash interest expense, lease liability	52,853	-
Deferred income taxes recovery	(526,627)	(301,112)
Share-based compensation	282,903	334,707
Restricted shares issued as payment to directors	36,796	-
Prepaid and sundry receivables	155,871	111,676
Amounts payable and accrued liabilities	(298,224)	(941,958)
Advances receivable for exploration work	(376,418)	852,016
Net cash used in operating activities	(1,811,473)	(2,082,319)

Financing activities:
Proceeds on issue of common shares	3,000,000	3,189,009
Share issue expenses	(39,806)	(195,905)
Lease payments	(87,492)	-
Net cash provided by financing activities	2,872,702	2,993,104

Investing activities:
Exploration and evaluation expenditures	(1,096,261)	(4,977,685)
Proceeds from option payments on projects	160,000	-
Purchase of property and equipment	(7,856)	-
Purchase of marketable securities	(9,010)	-
Proceeds on sale of marketable securities	302,900	-
Net cash used in investing activities	(650,227)	(4,977,685)

Net change in cash and cash equivalents	411,002	(4,066,900)
Cash and cash equivalents, beginning of period	3,086,173	6,318,544
Cash and cash equivalents, end of period (note 3)	$3,497,175	$2,251,644

Non-cash transactions
Shares received as option payment on projects (note 8)	$340,000	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Eastmain Resources Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

Equity attributable to shareholders

	Share Capital		Warrants		Contributed
	#		#		Surplus	Deficit	Total
Balance, October 31, 2018	221,884,037	$101,361,658	12,367,660	$1,611,000	$13,350,314	$(37,114,714)	$79,208,258
Private placements	19,742,888	3,189,009	-	-	-	-	3,189,009
Warrants issued	-	(117,000)	5,317,052	117,000	-	-	-
Share issue expenses	-	(195,905)	-	-	-	-	(195,905)
Premium on issue of flow-though shares	-	(792,611)	-	-	-	-	(792,611)
Restricted shares vested and converted to common shares	838,873	125,831	-	-	(125,831)	-	-
Share-based compensation issued	-	-	-	-	334,707	-	334,707
Warrants expired	-	-	(6,400,000)	(1,376,000)	-	1,376,000	-
Comprehensive loss for the period	-	-	-	-	-	(1,228,191)	(1,228,191)
Balance, July 31, 2019	242,465,798	$103,570,982	11,284,712	$352,000	$13,559,190	$(36,966,905)	$80,515,267

Balance, October 31, 2019	262,117,857	$105,742,941	14,280,615	$442,000	$13,520,587	$(52,331,470)	$67,374,058
Private placements	26,466,304	3,000,000	-	-	-	-	3,000,000
Warrants issued	-	(96,000)	4,257,500	96,000	-	-	-
Share issue expenses	315,000	(39,806)	-	-	-	-	(39,806)
Premium on issue of flow-through shares	-	(536,033)	-	-	-	-	(536,033)
Restricted shares vested and converted to common shares	1,723,934	185,038	-	-	(148,242)	-	36,796
Share-based compensation issued	-	-	-	-	282,903	-	282,903
Warrants expired		-	(5,967,659)	(235,000)	-	235,000	-
Comprehensive loss for the period	-	-	-	-	-	(586,810)	(586,810)
Balance, July 31, 2020	290,623,095	$108,256,140	12,570,456	$303,000	$13,655,248	$(52,683,280)	$69,531,108

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

1.
Nature of operations and going concern

Eastmain Resources Inc. (the "Company" or “Eastmain”) and its wholly-owned subsidiary, Eastmain Mines Inc., are engaged in the acquisition and exploration of resource properties within Canada. The Company is a publicly-held company incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol “ER” and on the OTCQB under the symbol "EANRF". The Company’s registered office address is The Canadian Venture Building, 82 Richmond Street East, Suite 201, Toronto, Ontario, Canada, M5C 1P1.

The Company is in the exploration stage and has not yet determined whether its exploration and evaluation assets contain resources that are economically recoverable. The continued operations of the Company and the recoverability of amounts shown for its exploration and evaluation assets are dependent upon the ability of the Company to obtain financing to complete the exploration and development of its exploration and evaluation assets, the existence of economically recoverable reserves and future profitable production, or alternatively, upon the Company’s ability to recover its costs through a disposition of its exploration and evaluation assets. The carrying cost for exploration and evaluation assets does not necessarily represent the present or future value of the projects. Changes in future conditions could require a material change in the amount recorded for the exploration and evaluation of its assets.

These unaudited condensed interim consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue operating for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration-stage company, Eastmain does not have any sources of revenue and historically has incurred recurring operating losses. As at July 31, 2020, the Company had working capital of $1,743,591 (October 31, 2019 - $1,098,392) and shareholders’ equity of $69,531,108 (October 31, 2019 - $67,374,058). Management has assessed that this working capital and the proceeds from recently completed financing are sufficient for the Company to continue as a going concern beyond one year. If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements it would be necessary to restate the Company’s assets and liabilities on a liquidation basis.

In March 2020, the World Health Organization declared coronavirus (COVID-19) a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

2.
Basis of presentation

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS' issued and outstanding as of September 8, 2020, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended October 31, 2019, except as noted below. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending October 31, 2020, could result in restatement of these unaudited condensed interim consolidated financial statements.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

2.
Basis of presentation (continued)

New Accounting Standard Adopted

The Company has adopted IFRS 16 – Leases ("IFRS 16"), which is effective for annual reporting periods beginning on or after January 1, 2019. Previously, the Company classified leases as operating or finance leases based on IAS 17 - Leases.

The Company has applied IFRS 16 in accordance with the modified retrospective approach only to contracts that were previously identified as leases. Contracts that were not identified as leases under previous standards were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after November 1, 2019. The Company has determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for leases under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. Contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration are accounted for as leases giving rise to right-of-use assets.

At the commencement date, a right-of-use asset is measured at cost, where cost comprises: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Company; and (d) an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

A lease liability is initially measured at the present value of the unpaid lease payments. Subsequently, the Company measures a lease liability by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications, or to reflect revised in-substance fixed lease payments. Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any re-measurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term.

The Company did not apply IFRS 16 on a fully retrospective basis. The weighted average incremental borrowing rate applied to the lease liabilities on November 1, 2019 was 10%. The aggregate lease liability recognized in the unaudited condensed interim consolidated statement of financial position at November 1, 2019 and Company's operating lease commitment at November 1, 2019 can be reconciled as follows:

Operating lease commitment at November 1, 2019	$541,345
Effect of discounting those lease commitments as at an annual rate of 22%	(199,343)
$342,002

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

3.
Cash and cash equivalents

	As at	As at
	July 31,	October 31,
	2020	2019
Cash	$229,753	$3,086,173
Cash equivalents	3,267,422	-
	$3,497,175	$3,086,173

4.
Marketable securities

(a)
Marketable securities held

Bonds and other securities are recorded at fair value. As at July 31, 2020, the Company did not hold any bonds. Investments in public companies consist of shares in Benz Mining Corp. ("Benz"), which were received as option payment for the Eastmain Mine Project, Dianor Resources Inc., which were acquired in exchange for geological data; shares of Threegold Resources Inc., received as a dividend from Dianor Resources Inc.; shares in Kaizen Discovery Inc. and Meryllion Resource Corp. were received as a result of a sale of prospecting permits and mineral claims to Western Lithium Corp.; and shares of Osisko Metals Inc. (formerly Pine Point Mining Ltd.) ("Pine Point") were acquired in conjunction with an option enabling Pine Point to acquire a 50% interest in the Lac Lessard project.

		As at		As at
	Number of	July 31,	Number of	October 31,
	shares/warrants	2020	shares	2019
Benz common shares	2,000,000	$850,000	3,000,000	$255,000
Generation Mining Ltd. common shares	-	-	160,000	37,600
Kaizen Discovery Inc. common shares	107,867	4,854	107,867	3,236
Osisko Metals Inc. ("Osisko Metals") common shares	333,600	143,448	333,600	160,128
Other		1,079		1,079
Total investments		$999,381		$457,043

(b)
Hedging activities

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

5.
Prepaid and sundry receivables

	As at	As at
	July 31,	October 31,
	2020	2019
Sales tax input credits recoverable	$61,049	$223,181
Sundry accounts receivable	1,080	51,043
Advances and prepaid expenses	121,035	64,811
	$183,164	$339,035

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

6.
Property and equipment

The equipment is recorded at cost and is comprised as follows:
	Computer	Field
Cost	equipment	equipment	Total
Balance, October 31, 2019	$74,112	$403,396	$477,508
Additions during the period	7,856	-	7,856
Balance, July 31, 2020	$81,968	$403,396	$485,364

Accumulated depreciation
Balance, October 31, 2019	$66,896	$391,012	$457,908
Depreciation during the period	2,801	2,787	5,588
Balance, July 31, 2020	$69,697	$393,799	$463,496

Net book value
Balance, October 31, 2019	$7,216	$12,384	$19,600
Balance, July 31, 2020	$12,271	$9,597	$21,868

7.
Right-of-use assets

Balance, November 1, 2019	$342,002
Depreciation	57,000
Balance, July 31, 2020	$285,002

Right-of-use assets consist of office spaces. Right-of-use assets are depreciated over 54 months.

8.
Exploration and evaluation

Mineral property acquisition, exploration and evaluation expenditures are recorded at cost and are comprised as follows:

Project expenditures for the nine months ended July 31, 2020

			Project
	Drilling &	Technical	acquisition &	Cash call	2020 net
Project	assays	surveys	maintenance	JV	expenditures
Clearwater	$256,694	$653,718	$1,771	$-	$912,183
Eastmain Mine	-	8,171	-	-	8,171
Éléonore South JV	61,577	163,773	4,484	(404,135)	(174,301)
Ruby Hill	-	231	16,762	-	16,993
Reservoir	-	6,893	10,394	-	17,287
Radisson	-	254,770	24,708	-	279,478
Lac Lessard	-	-	15,007	-	15,007
Lac Clarkie	-	-	5,171	-	5,171
Other	-	6,751	9,521	-	16,272
Total	$318,271	$1,094,307	$87,818	$(404,135)	$1,096,261

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

8.
Exploration and evaluation (continued)

Cumulative acquisition, exploration and evaluation expenditures as at July 31, 2020
	Balance				Balance
	October 31,	2019 net			July 31,
Project	2019	expenditures	Write-down	Recoveries	2020
Clearwater	$57,501,473	$912,183	$-	$-	$58,413,656
Eastmain Mine	6,245,000	8,171	-	(340,000)	5,913,171
Éléonore South JV	4,374,246	(174,301)	-	-	4,199,945
Ruby Hill	-	16,993	58,007	(75,000)	-
Reservoir	-	17,287	(17,287)	-	-
Radisson	-	279,478	(279,478)	-	-
Lac Lessard	-	15,007	69,993	(85,000)	-
Lac Clarkie	-	5,171	(5,171)	-	-
Other	-	16,272	(16,272)	-	-
Total	$68,120,719	$1,096,261	$(190,208)	$(500,000)	$68,526,772

(i) On April 30, 2020, the Company announced that it optioned to Benz, the Ruby Hill Project. In conjunction with the option, the Company is amending the existing Eastmain Mine Project option agreement in relation to work commitments on the property.

Pursuant to the Amending Agreement entered into with Benz, the terms of the original option to acquire up to a 100% interest in the Eastmain Mine Project were amended to remove the Company’s obligation to incur $500,000 in exploration expenditures by October 23, 2020 and add such expenditures to the work requirement for the period ending October 23, 2022.

The Amending Agreement also adds the Ruby Hill Project to the Eastmain Mine Project. In addition to the terms previously announced for the Eastmain Mine options (see MD&A), the Amending Agreement also allows Benz to earn a 75% interest in the Ruby Hill Project by satisfying the following acquisition terms:

(a) Cash payments to Eastmain totaling $375,000 as follows:
●
$75,000 within three business days of TSX Venture Exchange approval (received in May 2020);
●
$50,000 on October 23, 2020;
●
$50,000 on October 23, 2021;
●
$100,000 or 500,000 shares on October 23, 2022; and
●
$100,000 or 500,000 shares on October 23, 2023, which can be paid in shares at the election of Eastmain based on the prevailing VWAP of the Company’s shares up to a maximum of 500,000 shares.
(b) A share payment of 2,000,000 common shares of Benz or a cash payment in an amount to enable Eastmain to acquire 2,000,000 common shares of Benz within three months (received in May 2020 and valued at $340,000).
(c) The issuance of 4,000,000 share purchase warrants, each warrant enabling the holder to purchase one common share of Benz at a price of $0.12 until April 27, 2023. The Company notes that 3,500,000 share purchase warrants were transferred to a Benz shareholder in connection with the closing of the transaction.

Benz will have the right to earn an additional 25% interest in the Ruby Hill Project by paying an additional $100,000 to Eastmain by October 23, 2025, which can be paid in shares at the election of Eastmain based on the prevailing VWAP of the Company’s shares up to a maximum of 500,000 shares.

Following the acquisition of a 100% interest in the Ruby Hill Project, Eastmain will retain a 1% net smelter return royalty, of which one half may be purchased for $500,000 thereby reducing it to a 0.5% net smelter returns royalty. The net smelter returns royalty is also offset by any pre-existing royalties which may reduce the royalty burden.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

8.
Exploration and evaluation (continued)

(ii) On June 10, 2020, the Company announced that it optioned the Lac Lessard Project to a private company. The private company can earn a 100% interest in the Lac Lessard Project by satisfying the following acquisition terms:

(a) Initial cash payment of $85,000 (received).
(b) Incur at least $100,000 in exploration expenditures within 12 months.

Eastmain will retain a 2% net smelter return ("NSR") from any ore extracted and sold from the permits. Half of the royalty may be purchased for $500,000, thereby reducing the royalty to a 1% NSR.

Impairment of exploration and evaluation assets:

During the nine months ended July 31, 2020, ongoing expenditures on these properties were written down by $190,208 (nine months ended July 31, 2019 - $102,778). Under certain conditions, impairment charges may be reversed. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected.

9.
Amounts payable and accrued liabilities

	As at	As at
	July 31,	October 31,
	2020	2019
Amounts payable and accrued liabilities	$492,514	$758,085
Accrual for flow-through financings reassessment (i)	280,000	280,000
Due to related parties (note 15)	26,153	58,806
	$798,667	$1,096,891

(i) In late 2017, the Company was advised by the Canada Revenue Agency ("CRA") that certain Canadian Exploration Expenses (“CEE”) expenditures which had been renounced to investors in 2013 and 2014 via flow-through financings were reassessed by the CRA. The Company is currently awaiting final documentation regarding the specific reassessment amounts and intends to file an objection and vigorously contest the reassessment. The Company and its tax advisors maintain its stance that the associated expenditures are CEE-eligible. Assuming the Company is unsuccessful in its appeal and/or fails to reach a settlement with the CRA, the Company anticipates potential repayments of up to $280,000. While not considered material to the operations of Eastmain, the Company has accrued for this amount and will adjust the accrual on completion of the appeal process.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

10.
Lease liability

On April 1 2019, the Company entered into a 5 year lease agreement to lease an office. The lease payments are between $9,675 and $10,892 per month.

The Company has recorded this lease as a right-of-use asset (note 7) and lease liability in the statement of financial position as at November 1, 2019. At the commencement date of the lease, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 10%, which is the Company's incremental borrowing rate. Effective interest rate is 22%. The continuity of the lease liability is presented in the table below:

Building
Balance, October 31, 2019	$-
Additions	342,002
Interest expense	52,853
Lease payments	(87,492)
Balance, July 31, 2020	$307,363

	Under	Between	Between
	1 year	1 - 2 years	3 - 5 years	Total
Building	$56,926	$71,854	$178,583	$307,363

The Company early adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2019 has not been restated. It remains as previously reported under IAS 27 and related interpretations.

11.
Flow-through share premium liability and expenditure commitment

In March 2020, the Company raised $2,180,000 by issuing flow-through shares. The premium paid by investors in excess of the market price of the shares was $536,033. In accordance with flow-through regulations, the Company is committed to incur eligible exploration expenditures before December 31, 2021 in the amount of $2,180,000 which will be renounced to investors in December 2020.

	Flow-through	Flow-through
	premium	spending
	liability	commitment
Balance, October 31, 2019	$503,495	$1,970,870
March 2020 flow-through issue	536,033	2,180,000
Reduction for expenses incurred	(308,385)	(1,194,992)
Balance, July 31, 2020	$731,143	$2,955,878

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

12.
Share capital

a)
Authorized and issued share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(i) On May 8, 2019, the Company completed a private placement for aggregate gross proceeds of $3,189,009. Pursuant to the offering, the Company issued an aggregate of 8,987,203 units at a price of $0.135 per unit, 8,044,285 Quebec flow-through common shares of the Company at a price of $0.175 per Quebec flow-through common share, 1,064,500 Federal flow-through common shares of the Company at a price of $0.17 per Federal flow-through common share, and 1,646,900 charity flow-through units of the Company at a price of $0.235 per charity flow-through unit.

Each unit and each charity flow-through unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant). Each warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the offering at a price of $0.17. Issue costs in connection with the offer were $96,956 and underwriting's fees were $98,949.

(ii) On March 6, 2020, the Company closed the first tranche of a private placement for gross proceeds of $2,650,000. Pursuant to the offering, the Company issued an aggregate of 4,700,000 units of the Company at a price of $0.10 per unit, 15,875,000 Quebec flow-through common shares of the Company at a price of $0.12 per Quebec flow-through common share and 2,391,304 federal flow-through common shares of the Company at a price of $0.115 per federal flow-through common share.

Each unit consisted of one common share of the Company and one-half of one common share purchase warrants. Each warrant entitles the holder to acquire one common share of the Company for 2 years from the closing of the offering at a price of $0.13.

Insiders of the Company purchased, directly or indirectly, an aggregate of 1,902,173 units in connection with the offering.

(iii) On March 9, 2020, the Company closed the second and final tranche of the private placement of $350,000. Pursuant to the offering, the Company issued an aggregate of 3,500,000 units of the Company at a price of $0.10 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrants. Each warrant will entitle the holder to acquire one common share of the Company for 2 years from the closing of the offering at a price of $0.13.

Issue costs in connection with the offer were $39,806 and underwriting's fees were $31,500 which were paid with the issuance of 315,000 common shares of the Company.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

12.
Share capital (continued)

b)
Share purchase option plan

(i) In January 2019, 476,600 share purchase options with an exercise price of $0.15 and expiry date of January 28, 2024 were issued to management and employees of the Company. One-third of the options vested immediately, one-third vest on the first anniversary and one-third on the second anniversary. The estimated fair value of the grant was $42,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 69.12%; a risk-free interest rate of 1.88% and an expected average term of 5 years. During the three and nine months ended July 31, 2020, $693 and $7,578, respectively (three and nine months ended July 31, 2019 - $5,250 and $24,673, respectively) was recognized as share-based compensation.

(ii) In January 2020, 3,428,000 share purchase options with an exercise price of $0.10 and expiry date of January 23, 2025 were issued to management, directors and certain employees of the Company. One-third of the options vested immediately, one-third vest on the first anniversary and one-third on the second anniversary. The estimated fair value of the grant was $197,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 68.66%; a risk-free interest rate of 1.43% and an expected average term of 5 years. During the three and nine months ended July 31, 2020, $16,602 and $109,053, respectively was recognized as share-based compensation.

(iii) In March 2020, 300,000 share purchase options with an exercise price of $0.09 and expiry date of March 6, 2025 were issued to a director of the Company. One-third of the options vested immediately, one-third vest on the first anniversary and one-third on the second anniversary. The estimated fair value of the grant was $15,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 67.27%; a risk-free interest rate of 0.66% and an expected average term of 5 years. During the three and nine months ended July 31, 2020, $625 and $6,755, respectively was recognized as share-based compensation.

(iv) In April 2020, 500,000 share purchase options with an exercise price of $0.065 and expiry date of April 1, 2025 were issued to the Interim President and Chief Executive Officer of the Company. One-third of the options vest on the first anniversary; one-third of the options vest on the second anniversary; and one-third on the third anniversary. The estimated fair value of the grant was $18,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 67.22%; a risk-free interest rate of 0.55% and an expected average term of 5 years. During the three and nine months ended July 31, 2020, $2,385 and $3,289, respectively was recognized as share-based compensation.

		Weighted
		average
	Number of	exercise
	stock options	price
Balance, October 31, 2018	12,393,333	$0.56
Granted (i)	476,600	0.15
Balance, July 31, 2019	12,869,933	$0.54

Balance, October 31, 2019	12,869,933	$0.54
Granted (ii)(iii)(iv)	4,228,000	0.10
Expired	(2,652,700)	0.64
Balance, July 31, 2020	14,445,233	$0.39

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

12.
Share capital (continued)

b)
Share purchase option plan (continued)

Options outstanding and exercisable as of July 31, 2020:

		Weighted average	Weighted
		remaining	average
	Number	contractual	exercise	Number
Exercise price range	outstanding	life	price	exercisable
$0.01 - $0.50	10,470,233	3.54 years	$0.23	7,304,155
$0.51 - $1.00	2,800,000	1.33 years	$0.66	2,800,000
$1.01 - $1.50	925,000	1.08 years	$1.13	925,000
$1.51 - $2.00	250,000	0.74 years	$1.51	250,000

The following table reflects the actual stock options issued and outstanding as of July 31, 2020:

	Black-Scholes	Number of	Exercise
Expiry date	value ($)	options	price ($)
September, 2020	66,885	350,000	$0.32
September, 2020	20,800	25,000	$1.46
March, 2021	56,125	250,000	$0.36
April, 2021	111,376	375,000	$0.48
April, 2021	224,250	250,000	$1.51
June, 2021	394,916	1,135,000	$0.60
June, 2021	395,850	650,000	$1.15
July, 2021	17,500	50,000	$0.62
January, 2022	228,000	740,000	$0.51
April, 2022	158,250	250,000	$1.05
June, 2022	384,200	850,000	$0.88
September, 2022	11,975	25,000	$0.96
September, 2022	186,071	865,000	$0.36
January, 2023	15,000	83,333	$0.30
June, 2023	102,000	600,000	$0.33
September, 2023	27,900	150,000	$0.36
September, 2023	169,366	1,600,000	$0.18
June, 2024	155,160	900,000	$0.30
January, 2024	37,796	428,900	$0.15
January, 2025	166,255	2,893,000	$0.10
March, 2025	15,000	300,000	$0.09
April, 2025	18,000	500,000	$0.07
June, 2025	269,075	1,175,000	$0.38
	3,231,750	14,445,233	$0.39

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

12.
Share capital (continued)

c)
Restricted Share Unit ("RSU") plan

During the year ended October 31, 2017, the Company adopted an RSU Plan. The maximum aggregate number of shares reserved for issuance under the RSU Plan shall not exceed a combined total of 5% of the Company’s issued and outstanding shares.

The grant date fair value of the RSU equals the fair market value of the corresponding shares at the grant date. The fair value of these equity-settled awards is recognized as compensation expense with a corresponding increase in equity. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions should be satisfied. RSU are converted in common shares when vested.

During the year ended October 31, 2018, the Company granted 675,000 RSU to certain employees under its RSU Plan. These RSU vest as follows: one-third of the options vest immediately, one-third vest on the first anniversary and one-third on the second anniversary. In relation to this grant, RSU vesting for the three and nine months ended July 31, 2020 was $5,063 and $15,189, respectively (three and nine months ended July 31, 2019 - $15,188 and $45,564, respectively).

During the year ended October 31, 2019, the Company granted 838,873 RSU to certain employees as part of certain member's short and long-term compensation under its RSU Plan. These RSU vested immediately as the RSU were taken in lieu of cash compensation. In relation to this grant, RSU vesting for the three and nine months ended July 31, 2020 was $nil (three and nine months ended July 31, 2019 - $125,831).

During the nine months ended July 31, 2020, the Company granted 1,355,180 RSU to the former Chief Executive Officer as part of compensation under its RSU Plan. These RSU vested immediately as the RSU were taken in lieu of cash compensation. In relation to this grant, RSU vesting for the three and nine months ended July 31, 2020 was $nil and $128,742, respectively.

During the nine months ended July 31, 2020, the Company granted 260,420 RSU to directors as part of compensation under its RSU Plan. These RSU vested immediately as the RSU were taken in lieu of cash compensation with a value of $36,795.

In addition, during the nine months ended July 31, 2020, 108,334 RSU vested and converted to common shares with a value of $19,500.

As at July 31, 2020, there were 116,666 RSU issued and outstanding (October 31, 2019 - 225,000). The weighted average fair value of RSU granted during the nine months ended July 31, 2020 was $0.11 (nine months ended July 31, 2019 - $0.15) per share.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

13.
Warrants

In May 2019, 5,317,052 share purchase warrants with an exercise price of $0.17, expiring in May 2021, were issued as part of a private placement share issue. The estimated fair value of the warrants was $117,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 59.4%; a risk-free interest rate of 1.59% and an expected term of two years.

In March 2020, 4,257,500 share purchase warrants with an exercise price of $0.13, expiring in March 2022, were issued as part of a private placement share issue. The estimated fair value of the warrants was $96,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 68.26% to 68.28%; a risk-free interest rate of 0.53% to 0.70% and an expected term of two years.

		Weighted
		average
	Number of	exercise
	warrants	price
Outstanding, October 31, 2018	12,367,660	$0.43
Issued	5,317,052	0.17
Expired	(6,400,000)	0.50
Balance, July 31, 2019	11,284,712	$0.27

Outstanding, October 31, 2019	14,280,615	$0.24
Issued	4,257,500	0.13
Expired	(5,967,659)	0.35
Balance, July 31, 2020	12,570,456	$0.15

The following table reflects the warrants issued and outstanding as of July 31, 2020:

	Exercise	Warrants
Expiry date	price ($)	outstanding	Valuation ($)
May 8, 2021	0.17	5,317,052	117,000
October 24, 2021	0.16	2,995,904	90,000
March 6, 2022	0.13	2,350,000	56,000
March 9, 2022	0.13	1,907,500	40,000
		12,570,456	303,000

14.
Net income (loss) per share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is calculated by dividing the net income (loss) applicable to common shares by the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents such as warrants and stock options.

Diluted net income (loss) per share is calculated using the treasury method, where the exercise of warrants and stock options is assumed to be at the beginning of the period and the proceeds from the exercise of warrants and stock options and the amount of compensation expense measured, but not yet recognized in income (loss) are assumed to be used to purchase common shares of the Company at the average market price during the period.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

14.
Net income (loss) per share (continued)

Basic and diluted loss per common share

The following table sets forth the computation of basic and diluted income (loss) per share.

	Three months ended		Nine months ended
	July 31,		July 31,
	2020	2019	2020	2019
Numerator
Income (loss) for the period	$381,625	$(681,391)	$(586,810)	$(1,228,191)
Denominator
Weighted average number of common shares - basic	290,623,095	240,700,174	277,842,647	228,496,781
Effect of dilutive shares
Stock options ("in the money")	3,693,000	-	-	-
Warrants ("in the money")	4,257,500	-	-	-
Shares assumed to be repurchased	1,905,567	-	-	-

Weighted average number of common shares - diluted	300,479,162	240,700,174	277,842,647	228,496,781
Income (loss) per share
Basic	$0.00	$(0.00)	$(0.00)	$(0.01)
Diluted	$0.00	$(0.00)	$(0.00)	$(0.01)

15.
Related party balances and transactions

Related parties include the Board of Directors, key management, close family members and enterprises that are controlled by these individuals. Related party transactions conducted in the normal course of operations are measured at the amount established and accepted by the parties.

(a) Transactions with related parties

	Three months ended		Nine months ended
	July 31,		July 31,
	2020	2019	2020	2019
OTD Exploration Services Inc. ("OTD") (i)	$23,100	$39,963	$71,148	$153,824
Schultz Capital Inc. (ii)	$18,750	$-	$45,242	$-

(i) The Vice President Exploration of Eastmain is the President of OTD. Fees paid to OTD are related to professional geological exploration and management services. At July 31, 2020, the amount due to OTD was $nil (October 31, 2019 - $50,693) related to a) his function as the Vice President Exploration of Eastmain and to b) reimburse operating and exploration expenses incurred by OTD on behalf of the Company.

(ii) On December 6, 2019, the Company appointed Blair Schultz, a director of the Company, as Interim President and Chief Executive Officer. This appointment followed the departure of Claude Lemasson as President and Chief Executive Officer and a director of the Company. The new Chief Executive Officer, is the president of Schultz Capital Inc. Fees paid to Schultz Capital Inc. are related to the Chief Executive Officer function. At July 31, 2020, the amount due to Schultz Capital Inc. was $6,250 (October 31, 2019 - $nil).

Amounts due to related parties are included in amounts payable and accrued liabilities.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

15.
Related party balances and transactions (continued)

(b) Remuneration of directors and key management personnel other than consulting fees

	Three months ended		Nine months ended
	July 31,		July 31,
	2020	2019	2020	2019
Salaries and benefits	$113,448	$234,397	$461,704	$725,082
Share-based compensation	$56,309	$53,340	$296,574	$273,331

The Company considers its key management personnel to be the Chief Executive Officer and Chief Financial Officer.

Independent directors do not have any employment or service contracts. Officers and directors are entitled to share-based compensation and cash remuneration for their services.

At July 31, 2020, the amount due to officers was $19,903 (October 31, 2019 - $5,020) and the amount due to directors was $nil (October 31, 2019 - $3,143).

(c) The Company has a diversified base of investors. To the Company’s knowledge, no shareholder holds more than 10% of the Company’s common shares as at July 31, 2020.

16.
Arrangement agreement

On July 29, 2020, Eastmain announced they it entered into a definitive agreement with Auryn Resources Inc. ("Auryn") pursuant to which Auryn will acquire all of the issued and outstanding shares of Eastmain, immediately following a spin out of Auryn's Peruvian projects to Auryn shareholders and completion of a concurrent financing (collectively, the "Transaction"). The Transaction will create Fury Gold Mines Limited ("Fury Gold") and two independent spin-out entities ("SpinCos") which will hold Auryn's Peruvian projects.

Concurrent with the spin-out of the Peruvian projects, Fury Gold will consolidate its shares by approximately 10:7 such that approximately 110 million Fury Gold shares will be outstanding after the Eastmain acquisition (pre-financing), of which 69% will be owned by current Auryn shareholders and 31% will be owned by current Eastmain shareholders. Fury Gold is expected to remain listed on the TSX and NYSE American exchanges, and will be led by new President and Chief Executive Officer, Mike Timmins.

Eastmain shareholders as of the closing date of the Transaction will be entitled to receive approximately 0.117 of a Fury Gold share (approximately 0.165 of an Auryn share preconsolidation) for each Eastmain share (the “Eastmain Exchange Ratio”).

Transaction Highlights

●
Auryn to spin out Peruvian assets into two new SpinCo companies – “SpinCo Sombrero” consisting of the Sombrero project and “SpinCo Curibaya” consisting of the Curibaya and Huilacolloprojects described below. Auryn engaged Evans and Evans Inc. to provide a comprehensive valuation report on the value of the two SpinCos. The midpoint of Evans and Evans Inc.’s value range for the SpinCos is US$45.5M.
●
Auryn shareholders to receive approximately 0.7 shares of Fury Gold together with one share in each SpinCo for each Auryn share held as of the closing date of the Transaction.

Eastmain Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
July 31, 2020
(Expressed in Canadian Dollars)
(Unaudited)

16.
Arrangement agreement (continued)

●
Auryn to combine its Canadian assets and operations (Committee Bay in Nunavut and Homestake Ridge in British Columbia) with Eastmain’s assets (Eau Claire and Eleonore South JV in Quebec) to create a Canadian developer platform with an aggressive growth strategy.
●
Mike Timmins, former Agnico Eagle VP of Corporate Development, to lead Fury Gold as President, Chief Executive Officer and Director.
●
Concurrent private placement of Fury Gold subscription receipts, raising a minimum of $15 million.
●
Fury Gold to commence a 50,000-meter drill program at Eau Claire shortly after closing of the Transaction.
●
Fury Gold will provide updated exploration plans for Homestake Ridge and Committee Bay after closing of the Transaction.

On August 31, 2020, Auryn and Eastmain jointly announced that Auryn had entered into an agreement with a syndicate of underwriters in connection with a bought deal private placement financing for an aggregate of 7,500,000 subscription receipts to raise gross proceeds of $22,500,000. The subscription receipts will be exchanged for common shares of Auryn concurrently with completion of the recently announced transaction to create Fury Gold.